                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2010
                  --------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)

                  --------------------------------------------

             Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F [X]     FORM 40-F [_]

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..........

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ............

             Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

                               YES [_]     NO [X]

             If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on May 17, 2010.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

             In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            G. WILLI-FOOD INTERNATIONAL LTD.

Dated: May 17, 2010
                                            By: /s/ Ety Sabach
                                            -------------------------------
                                            Name: Ety Sabach
                                            Title: Chief Financial Officer
News

               G. WILLI-FOOD REPORTS FIRST QUARTER 2010 FINANCIAL
               RESULTS; NET INCOME ATTRIBUTABLE TO THE OWNERS OF
                      THE COMPANY UP 18.7% TO $2.0 MILLION

--    FIRST QUARTER SALES INCREASED 15.5% OVER FIRST QUARTER 2009 SALES

--    FIRST  QUARTER  GROSS PROFIT INCREASED 39.9% OVER FIRST QUARTER 2009 GROSS
      PROFIT

--    FIRST  QUARTER  OPERATING  PROFIT  INCREASED 38.3% OVER FIRST QUARTER 2009
      OPERATING PROFIT

YAVNE, Israel - May 17, 2010 -- G. Willi-Food International Ltd. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), a global food company specializing in the development, manufacture, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2010.

FIRST QUARTER FISCAL 2010 HIGHLIGHTS

      o     Sales increased 15.5% over first quarter of 2009 to NIS 95.0 million
            (US $25.6 million)

      o     Gross  profit increased 39.9% over first quarter of 2009 to NIS 28.3 million (US $7.6 million)

      o     Gross  margins  improved  to  29.7%  compared  to 24.6% in the first quarter of 2009

      o     Operating  income  increased 38.3% over first quarter of 2009 to NIS
            10.5 million (US $2.8 million)

      o     Net income attributable to the owners of the company increased 18.7%
            over first quarter of 2009 to NIS 7.3 million (US $2.0 million)

Sales for the first quarter of fiscal 2010 increased by 15.5% to NIS 95.0 million (US $25.6 million) compared to sales of NIS 82.3 million (US $22.2 million) in the first quarter of 2009. The increase was driven by the introduction of new products as well as increased awareness of the Willi-Food brand in the Israeli market following a national media campaign launched during the quarter.

Gross profit for the first quarter of 2010 increased by 39.9% to NIS 28.3 million (US $7.6 million) compared to gross profit of NIS 20.2 million (US $5.4 million) in the first quarter of 2009. First quarter gross margin was 29.7%
compared to a gross margin of 24.6% during the same period in 2009. The increase in gross margins was largely due to the introduction of higher-margin products into the product lineup.

Mr. Zwi Williger, President and COO of Willi-Food commented: "We are very pleased to report a robust first quarter with gross profit up 40 percent. Our strong performance in the quarter was driven by expanded sales volume in the
Israeli market as a result of our nationwide media campaign launched in the first quarter and aimed at broadening awareness of our brand. As we see global consumer demand for kosher foods continuing to increase, we are confident that our focused marketing strategy in Israel and the introduction of higher-margin products targeted to health-conscious and kosher consumers worldwide will continue to support our growth in 2010. We will continue to pursue strategic distribution partnerships to enable us to further penetrate the U.S. markets."

Willi-Food's operating income for the first quarter of 2010 increased by 38.3%
to NIS 10.5 million (US $2.8 million) compared to NIS 7.6 million (US $2.1 million) reported in the first quarter of 2009. Selling expenses as a percentage of revenues increased in the first quarter of 2010 to 12.1% compared to 9.6% in the first quarter of 2009 mainly as a result of a one-time expense related to the media campaign referred to above. General and administrative expenses as a percentage of revenue increased in the first quarter of 2010 to 6.6% from 5.8%
in the first quarter of 2009.

Willi-Food's income before taxes for the first quarter of 2010 increased by
32.8% to NIS 10.1 million (US $2.7 million) compared to income before taxes of
NIS 7.6 million (US $2.0 million) recorded in the first quarter of 2009. Willi
Food's net income attributable to the owners of the Company in the first quarter of 2010 increased by 18.7% to NIS 7.3 million (US $2.0 million), or NIS 0.68 (US
$0.18) per share compared to a net income attributable to the owners of the
Company of NIS 6.2 million (US $1.7 million), or NIS 0.57 (US $0.15) per share, recorded in the first quarter of 2009.

Willi-Food ended the quarter with US $38.9 million in cash and securities and
$1.4 million in short-term debt (51% of the debt of Shamir Salads).

BUSINESS OUTLOOK

In March 2010, the Company announced a public offering that raised net proceeds of approximately $19 million. The funds raised will be used to accelerate research and development of new products, to support future growth including potential acquisitions in both Israel and the United States, for working capital, and to support the newly established Israeli-based export division seen as a key driver of organic growth internationally.

Mr. Williger commented: "For the third consecutive quarter, Willi-Food continued
to achieve gross margins of about 30 percent due to the introduction of great-tasting, higher profit margin food products into the product mix lineup.
We are very pleased with our strong performance in the first quarter of 2010, and especially with our almost 40 percent increase in operating income over the first quarter of 2009. This increase represents a more than 70 percent increase over the previous quarter, the fourth quarter of 2009, despite the fact that we had a one-time expense of over NIS 1.5 million (US $0.4 million) in the first quarter for the media campaign to expand awareness of the Willi-Food brand, a campaign, as the direct result of which we continue to see expanding sales volume."

"Revenue  from new products introduced in the quarter also continues to maintain good  momentum.  Sales  generated  by  our  newly established export division in
Israel are also adding to our top line. We are optimistic about the rest of 2010 and  believe  we can continue to benefit from a multi-channel approach and broad kosher  product  base  that  addresses a trend toward more health-conscious food choices.  We will continue to focus on controlling expenses and production costs to  keep  our prices competitive, and we will continue our efforts to expand our reach  to  retail  and  wholesale markets in the U.S. We remain committed to our strategy  of  expanding marketing channels for our higher-margin products in the
U.S.  and  Israeli markets and on promoting our broad base of kosher products to health-conscious consumers across Europe, Israel and in the United States."

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2010, U.S. $1.00 equals NIS
3.713. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month period ended
March 31, 2010 are presented in accordance with International Financial
Reporting Standards ("IFRS").

NOTE C: DISCONTINUED OPERATIONS

Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued
Operations".

The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations. The comparative income from discontinued operations has been re-casted to include those operations classified as discontinued in the current period.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an
Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in
Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED SALES, OPERATING RESULTS,
AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS,
UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN
THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE
NOT LIMITED TO: MONETARY RISKS INCLUDING CHANGES IN CURRENCY EXCHANGE RATES-
ESPECIALLY THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR
MAJOR CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS, OUR
INABILITY TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS, INSURANCE COVERAGE
NOT SUFFICIENT ENOUGH TO COVER LOSSES OF PRODUCT LIABILITY CLAIMS AND RISKS
ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE RESULTS,
LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS
PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING
"RISK FACTORS" IN THE COMPANY'S AMENDMENT NO. 5 TO FORM F-1, FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 2010. THESE FACTORS ARE UPDATED
FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION STATEMENTS WITH
THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO
UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                           MARCH 31,       DECEMBER 31,     MARCH 31,      DECEMBER 31,
                                                                           --------         --------        --------        --------
                                                                            2 0 1 0          2 0 0 9         2 0 1 0         2 0 0 9
                                                                           --------         --------        --------        --------
                                                                                      NIS                         US DOLLARS (*)
                                                                           -------------------------        ------------------------
                                                                                                 (IN THOUSANDS)
                                                                           ---------------------------------------------------------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                131,024           87,104          35,288          23,459
   Financial assets carried at fair value through
   profit or loss                                                            13,594           11,356           3,661           3,058
   Trade receivables                                                         94,550           77,752          25,465          20,941
   Other receivables and prepaid expenses                                     1,554            1,990             418             536
   Inventories                                                               56,026           44,810          15,089          12,068
                                                                            -------          -------          ------          ------
      TOTAL CURRENT ASSETS                                                  296,748          223,012          79,921          60,062
                                                                            -------          -------          ------          ------

NON-CURRENT ASSETS
   Property, plant and equipment                                             67,109           67,120          18,074          18,077
   Less -Accumulated depreciation                                            18,405           17,542           4,957           4,724
                                                                            -------          -------          ------          ------
                                                                             48,704           49,578          13,117          13,353
                                                                            -------          -------          ------          ------

Long term receivables                                                           480              760             129             205
Prepaid expenses                                                              2,258            2,384             608             642
Goodwill                                                                      1,936            1,936             521             521
Intangible assets                                                             4,522            4,674           1,218           1,259
Deferred taxes                                                                  383              375             103             101
                                                                            -------          -------          ------          ------
Total non-current assets                                                     58,283           59,707          15,696          16,081
                                                                            =======          =======          ======          ======
                                                                            355,031          282,719          95,617          76,143
                                                                            =======          =======          ======          ======
      EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term bank credit                                                       10,076           10,372           2,714           2,793
Trade payables                                                               46,251           49,382          12,457          13,300
Accruals                                                                        475              145             128              39
Current tax liabilities                                                       5,157            2,801           1,389             754
Other payables and accrued expenses                                           3,870            8,976           1,042           2,418
Employees Benefits                                                            3,443            2,977             927             802
                                                                            -------          -------          ------          ------
      TOTAL CURRENT LIABILITIES                                              69,272           74,653          18,657          20,106
                                                                            -------          -------          ------          ------

NON-CURRENT LIABILITIES
Long-term bank loans                                                             75               97              20              26
Deferred taxes                                                                  390              445             105             120
Employees Benefits                                                            1,082            1,044             291             281
                                                                            -------          -------          ------          ------
      TOTAL NON-CURRENT LIABILITIES                                           1,547            1,586             416             427
                                                                            -------          -------          ------          ------

SHAREHOLDERS' EQUITY
      Share capital NIS 0.10 par value
         (authorized - 50,000,000 shares, issued
         and outstanding - 13,573,678 shares at March 31,
  2010; 10,267,893 shares at December 31, 2009)                        1,444            1,113             389             300
Additional paid in capital                                                  128,978           59,056          34,737          15,905
Capital fund                                                                    247              247              66              66
Foreign currency translation reserve                                            687              639             185             172
Retained earnings                                                           149,212          141,883          40,186          38,213
Noncontrolling interest                                                       3,644            3,542             981             954
                                                                            -------          -------          ------          ------
                                                                            284,212          206,480          76,544          55,610
                                                                            =======          =======          ======          ======
                                                                            355,031          282,719          95,617          76,143
                                                                            =======          =======          ======          ======

(*)Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   THREE MONTHS ENDED                  THREE MONTHS ENDED
                                                                        MARCH 31                            MARCH 31
                                                             -----------------------------         ----------------------------
                                                               2 0 1 0           2 0 0 9             2 0 1 0           2 0 0 9
                                                             ----------         ----------         ----------        ----------
                                                                          NIS                             US DOLLARS (*)
                                                             -----------------------------         ----------------------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
                                                             ------------------------------------------------------------------

  Sales                                                          95,039             82,292             25,596            22,163

  Cost of sales                                                  66,782             62,088             17,986            16,722
                                                             ----------         ----------         ----------        ----------
     GROSS PROFIT                                                28,257             20,204              7,610             5,441
                                                             ----------         ----------         ----------        ----------

  Selling expenses                                               11,466              7,883              3,088             2,123
  General and administrative
     expenses                                                     6,273              4,796              1,689             1,292

     Other Income                                                   (17)               (95)                (4)              (26)
                                                             ----------         ----------         ----------        ----------
     Total operating expenses                                    17,722             12,584              4,773             3,389
                                                             ----------         ----------         ----------        ----------
     OPERATING INCOME                                            10,535              7,620              2,837             2,052

  Financial income                                                 (153)               662                (41)              178
  Financial expense                                                 291                683                 79               184
                                                             ----------         ----------         ----------        ----------
  Income before taxes on income                                  10,091              7,599              2,717             2,046

  Taxes on income                                                 2,660              1,532                716               412
                                                             ----------         ----------         ----------        ----------
 INCOME FROM CONTINUING OPERATIONS                                7,431              6,067              2,001             1,634

 INCOME FROM DISCONTINUED OPERATIONS                                 --                691                 --               186
                                                             ----------         ----------         ----------        ----------

   NET INCOME                                                     7,431              6,758              2,001             1,820
                                                             ==========         ==========         ==========        ==========

ATTRIBUTABLE TO:
Owners of the company                                             7,329              6,176              1,974             1,663

 Non - controlling interests                                        102                582                 27               157
                                                             ----------         ----------         ----------        ----------

     NET INCOME                                                   7,431              6,758              2,001             1,820
                                                             ==========         ==========         ==========        ==========

Earnings per share data:
Earnings per share:

   Basic from continuing operations                                0.68               0.57               0.18              0.15
                                                             ==========         ==========         ==========        ==========
   Basic from discontinued operations                                --               0.03                 --              0.01
                                                             ==========         ==========         ==========        ==========
   BASIC                                                           0.68               0.60               0.18              0.16
                                                             ==========         ==========         ==========        ==========
   Diluted from continuing operations                              0.68               0.57               0.18              0.15
                                                             ==========         ==========         ==========        ==========
   Diluted from discontinued operations                              --               0.03                 --              0.01
                                                             ==========         ==========         ==========        ==========
   DILUTED                                                         0.68               0.60               0.18              0.16
                                                             ==========         ==========         ==========        ==========
Shares used in computing basic and diluted
   earnings per ordinary share:                              10,745,395         10,267,893         10,745,395        10,267,893
                                                             ==========         ==========         ==========        ==========

(*) Convenience translation into U.S. dollars

This information is intended to be reviewed in conjunction with the Company's filings with the Securities and Exchange Commission.

Contact:

AT THE COMPANY:

G. Willi Food International Ltd.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

INVESTOR RELATIONS:

RedChip Companies, Inc.
Dave Gentry
800-733-2447, Ext. 104
407-644-4256, Ext. 104
info@redchip.com

                                      ###

SOURCE: G. Willi-Food International Ltd.